Clariant Ltd

Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

Clariant

RECEIVED

2009 FEB 24 P 12:17

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

CH-4132 Muttenz 1, 17/02/2009

09045399

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

SUPPL

ref. exeption number: 82-34978

PROCESSED
MAR 2 2009
THOMSON REUTERS

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
- Ad-hoc Announcement:

Clariant Improves Operational Performance and Strengthens Focus on Cash Generation and Cost Reduction

- **Sales of CHF 8.1 billion in 2008, up 1% in local currencies**
  - **Price increase of 7% compensates for a 15% increase in raw material costs**
  - **Volume erosion in most businesses in Q4**
- **Operating income margin before exceptionals up to 6.6% from 6.3% in 2007**
  - **SG&A costs down to 20.3% from 20.8% of sales**
- **Net loss of CHF 37 million due to CHF 180 million impairment in Textile and Leather Businesses**
- **Operating cash flow at CHF 391 million**
- **Net debt reduced to CHF 1.21 billion from CHF 1.36 billion; solid maturity profile**
- **Outlook: Clariant addresses challenging economic environment by further restructuring and focusing on cash generation and cost reduction**

Yours sincerely,

Clariant Ltd

M. Grieder Buttler

Mirjam Grieder Buttler

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

February 17, 2009

Media Release

Clariant International Ltd

Clariant Improves Operational Performance and Strengthens Focus on Cash Generation and Cost Reduction

- **Sales of CHF 8.1 billion in 2008, up 1% in local currencies**
  - **Price increase of 7% compensates for a 15% increase in raw material costs**
  - **Volume erosion in most businesses in Q4**
- **Operating income margin before exceptionals up to 6.6% from 6.3% in 2007**
  - **SG&A costs down to 20.3% from 20.8% of sales**
- **Net loss of CHF 37 million due to CHF 180 million impairment in Textile and Leather Businesses**
- **Operating cash flow at CHF 391 million**
- **Net debt reduced to CHF 1.21 billion from CHF 1.36 billion; solid maturity profile**
- **Outlook: Clariant addresses challenging economic environment by further restructuring and focusing on cash generation and cost reduction**

CEO Hariolf Kottmann commented: "Our company achieved an improved operating margin and a solid cash flow from operations in 2008 against the backdrop of a steep decline in demand in the last quarter. We will adjust for declining demand in our markets. At the same time, we need to accelerate our restructuring efforts in order to catch up with our competitors. On the foundation of a sustainable operational performance we will manage the company for profitable growth in 2011 and beyond."

Muttenz, February 17, 2009 – Clariant, a world leader in specialty chemicals, today announced sales of CHF 8.1 billion for the Full Year 2008 compared to CHF 8.5 billion in 2007. This translates into a 1% growth in local currency and a 5% decline in CHF.

Clariant went through two distinct phases during fiscal year 2008. In the first nine months, the company continued to benefit from a stable demand and could cope with rising raw material costs and adverse currency movements by substantially increasing sales prices. In the fourth quarter, Clariant was significantly impacted by an unprecedented decline in global economic activity that led to a weaker demand from customer industries such as textile, leather, automotive and construction. Other markets such as agrochemicals, oil services or de-icing showed resilience against the downturn. Clariant countered the unfavorable demand development in Q4 by reducing temporary employees and overtime as well as extended plant shutdowns over Christmas.

The company could offset a 15% increase in raw materials costs in 2008 by sales price increases of 7%. Due to low capacity utilization in the fourth quarter the gross margin was slightly down to 28.7% from last year's 29.2%. Because of Clariant's strong focus on SG&A costs reduction, the operating margin before exceptional items improved to 6.6 % from 6.3 % in the previous year. The operating income before exceptionals reached CHF 530 million compared to CHF 539 million in 2007.

As a result of the deterioration of the leather and textile markets and their uncertain evolution in 2009, Clariant revised the business plans for these two businesses, which led to an impairment of CHF 180 million.

By the end of 2008, Clariant had reduced roughly 1 650 job positions out of the reduction target of approximately 2 200 that was announced in 2006. The activities to reduce SG&A costs as well as the production site closures that were announced previously – namely in Horsforth, Coventry, Selby and Naucalpan – proceeded as planned. Restructuring and impairment costs related to those activities amounted to CHF 141 million. Total restructuring and impairment costs were at CHF 321 million. The Group recorded a net loss of CHF 37 million.

The operating cash flow remained solid in 2008 and reached CHF 391 million despite a negative impact from inventories buildup in the first nine months. This compares to an operating cash flow of CHF 540 million in the previous year.

The balance sheet of the company remains solid. Clariant was able to reduce its net debt by 11% to CHF 1.21 billion from CHF 1.36 billion. The interest expenses also developed favourably, falling to CHF 85 million from CHF 107 million in 2007. The company will not face maturities in capital markets for almost three years as all mid- and long-term debt was refinanced under favorable conditions between April 2006 and July 2008. Therefore the liquidity of the Clariant Group is strong and the company is prepared for a potential further economic downturn.

Divisional Overview

Pigments & Additives Division significantly improves operating income

Sales in the Pigments & Additives Division remained stable in local currency while sales in CHF declined 6%. Solid growth in the first nine months could not compensate for the dramatic decline in demand from key customer industries such as automotive and plastics in the fourth quarter. Only the division's Specialties Business could offset the unfavorable demand development in Q4; Full Year sales in the Coatings and Plastics businesses declined.

The division's gross margin remained stable compared to the previous year despite significant underutilization costs in the last quarter, whereas the operating margin significantly increased. The negative impact of currency effects on EBIT was more than offset by the systematic implementation of the restructuring measures and the focus on cost leadership.

In order to streamline its portfolio and contribute to the consolidation of the wax markets, the division sold its Netherlands-based affiliate Dick Peters B.V. to the German specialty chemicals group Altana. The transaction was worth EUR 18 million.

Textile, Leather & Paper Chemicals Division facing deteriorating markets

Clariant's Textile, Leather & Paper Chemicals Division was significantly impacted by the deterioration of the leather and textile markets that commenced already in early 2008 and continued with increasing momentum after the Olympic Games, when the demand decline reached the markets in Asia. Divisional sales decreased 6% in local currencies and 13% in CHF. The Paper Business held up relatively well in the economic downturn.

The gross margin as well as the operating margin of the division declined significantly. The gross margin was impacted by weak top line growth in the Leather and Textile businesses, the resulting capacity underutilization towards the end of the year and by a supply shortage resulting in escalating raw material costs in the Paper Business. At the operating margin level, restructuring efforts and cost-cutting measures, in particular in SG&A, proceeded as planned but were not sufficient to compensate for the capacity underutilization that worsened the gross margin.

Masterbatches Division strongly affected by declining demand in key customer segments

Demand for the products of the Masterbatches Division declined with increasing momentum during the year. Weak market environments in the United States, e.g., in the automotive and housing sectors spilled over to Europe and – in the last quarter – also to the other regions. Consequently sales declined 1% in local currencies and 7% in CHF.

The weakening demand caused underutilization of capacities in the last quarter – countered by extended plant shutdowns – which negatively impacted the gross margin. The division's decisive approach on reducing temporary employees and overtime mitigated the impact on operating profitability but could not totally offset it. As a result, the operating margin of the division declined compared to 2007.

The division strengthened its position as world leader in the masterbatch business by the acquisition and integration of US-based Rite Systems / Ricon Colors in July 2008, which positively contributed to the results of the division.

Functional Chemicals Division with solid top and bottom line growth

Sales in the Functional Chemicals Division grew 9% in local currencies or 3% in CHF. Volumes showed resilience against the macroeconomic downturn in the first nine months. In particular the Agro Chemicals Business, the Oil and Mining Services and – in the last quarter – also the de-icing business contributed to the favorable top line development. The Personal Care Business also developed very positively. The division was able to offset a declining demand in the United States by market share gains.

Due to the consequent implementation of cost-cutting measures, in particular in SG&A, as well as a consistent price-over-volume approach, the division could increase both the gross margin and the operating margin before exceptionals.

Outlook

Currently there is no evidence that the global economy will recover soon from the depressed levels seen in recent months. However, a differentiated development among Clariant's market segments as already observed in 2008 can be expected as parts of the company's portfolio are less exposed to economic developments than others.

In this challenging environment, Clariant will accelerate several actions to address both the unsatisfactory performance and the economic slowdown. Cash generation through significantly decreasing net working capital and spending discipline will be the prevailing priority for 2009 in order to create the financial headroom for decisive restructuring.

Following this approach, Clariant will rapidly and forcefully implement the announced significant decrease in personnel costs by reducing 1 000 job positions in addition to the 2 200 announced in 2006. Also, Clariant will simplify its organization in order to unwind additional cash generation and cost savings potential – in particular in the SG&A area. Restructuring costs in 2009 will amount to approximately CHF 200 to 300 million.

Reflecting the current uncertainties in the economic environment, the Board of Directors will recommend to Clariant's 14th General Assembly on April 2 to suspend dividends, grants or payouts to shareholders for 2008.

For 2010, Clariant confirms its target of an above industry average return on invested capital (ROIC).

- end -

Contacts

Media Relations

Arnd Wagner Phone +41 61 469 61 58

Investor Relations

Ulrich Steiner Phone +41 61 469 67 45

Key Financial Group Figures								
				Full Year				*Fourth Quarter*
Continuing operations:		*2008*		*2007*		*2008*		*2007*
	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales
Sales	**8'071**	*100.0*	8'533	*100.0*	**1'744**	*100.0*	2'086	*100.0*
Local currency growth (LC):	**1%**				**-9%**			
Organic growth1	*1%*				*-9%*			
Acquisitions/Divestitures	*0%*				*0%*			
Currencies	**-6%**				**-7%**			
Gross profit	**2'314**	*28.7*	2'488	*29.2*	**440**	*25.2*	580	*27.8*
EBITDA before exceptionals	**783**	*9.7*	812	*9.5*	**104**	*6.0*	194	*9.3*
EBITDA	**691**	*8.6*	628	*7.4*	**102**	*5.8*	90	*4.3*
Operating income before exceptionals	**530**	*6.6*	539	*6.3*	**42**	*2.4*	122	*5.8*
Operating income	**229**	*2.8*	278	*3.3*	**-148**	*8.5*	7	*0.3*
Net income from continuing operations	**-28**	*0.3*	108	*1.3*	**-199**	*11.4*	-21	*1.0*
Net income	**-37**	*0.5*	5	*0.1*	**-207**	*11.9*	-17	*0.8*
Operating cash flow (total operations)	**391**		540		**217**		220	
Discontinued operations:								
Sales	**0**		82		**0**		1	
Net loss from discontinued operations	**-9**		-103		**-8**		4	
Other key figures:	31.12.2008		31.12.2007					
Net debt	**1'209**		1'361					
Equity (including minorities)	**1'987**		2'372					
Gearing	**61%**		57%					
Return on invested capital2	**9.0%**		7.8%					
Number of employees	**20'102**		20'931					

1Throughout this statement the term "organic growth" is being used. It means volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures.
2 Clariant calculates ROIC by dividing NOPLAT before exceptional items by the average net capital employed. NOPLAT is calculated by taking the operating income before exceptional items adjusted by the expected tax rate. Net capital employed also considers operating cash and capitalized operating leases.

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 20 000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.1 billion in 2008. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

END